RIO CAN
REAL ESTATE INVESTMENT TRUST

06012130

March 29, 2006

SUPPL

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following document:

- Code of Business Conduct and Ethics

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

Attachment

RIO CAN

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but sets out basic principles to guide all trustees, officers and employees of **RioCan Real Estate Investment Trust** and **RioCan Property Services Trust** and each of their respective subsidiaries (collectively, "**RioCan**" or the "**Trust**") and all employees of RioCan (collectively, with the trustees, officers and employees of RioCan, "**RioCan Personnel**"). All RioCan Personnel must conduct themselves according to the highest standards of integrity, which include respect for others, ethical principles, honesty, trust, fairness, openness and objectivity, and seek to avoid even the appearance of improper behavior. Moreover, RioCan and RioCan Personnel owe a duty of good faith to each other in all of their dealings. This Code also should be provided to and followed by RioCan's agents and representatives, including advisors.

If a policy in this Code conflicts in any way with the law, RioCan Personnel must comply with the law. If a local custom or policy conflicts with this Code, RioCan Personnel must comply with this Code. If you have any questions about these conflicts, you should ask your immediate supervisor how to handle the situation. In the case of trustees or senior management, all questions or concerns should be brought to the immediate attention of the Nominating & Governance Committee or its designee.

RioCan Personnel who violate the standards in this Code will be subject to disciplinary action, which could include the termination of their employment or other relationship with RioCan. **If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under "Compliance Procedures"**.

THE CODE

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which RioCan's ethical standards are built and is critical to our reputation and continued success. All RioCan Personnel will at all times adhere to the utmost standards of legal, moral and ethical conduct and will exercise good judgment in all their actions on behalf of the Trust. All RioCan Personnel must respect and obey the laws and avoid even the appearance of impropriety. RioCan Personnel are expected to familiarize themselves with the laws and regulations that affect their work and ensure their conduct complies with those laws and regulations; it is important to at least know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

Relationships

Fair and courteous treatment of tenants, fellow employees, suppliers and the public is mandatory. Honesty and trustworthiness are essential components of all interactions on behalf of or in connection with RioCan. It is also essential that a professional image be maintained at all times. RioCan Personnel should demonstrate a responsible attitude, appropriate demeanour and suitable attire at all times. Additional information can be found in RioCan's Dress Code.

The use of illegal or unprescribed drugs and/or alcohol during non-working hours, lunches, or client entertainment that results in absenteeism, lateness, poor work performance or inappropriate behaviour that compromises the integrity of RioCan is strictly prohibited and subject to immediate disciplinary action.

Conflicts of Interest

A "conflict of interest" exists if your circumstances would lead a reasonable person to question whether your motivations are aligned with the best interests of RioCan. Conflicts of interest can arise when RioCan Personnel take actions or have interests that may make it difficult for them to perform their work for RioCan objectively and effectively and may also arise when RioCan Personnel or members of their families receive improper personal benefits as a result of their positions with RioCan. Both in performing your duties at RioCan and in your private activities, you should strive to avoid the appearance as well as the reality of a conflict of interest. Conflicts of interest may not always be clear-cut. If you have a question, you should consult with your supervisor or, in the case of trustees or senior management, you should consult with the Nominating & Governance Committee, or its designee. **RioCan Personnel who become aware of a conflict or potential conflict of interest should immediately bring it to the attention of a supervisor or, in the case of trustees or senior management, to the Nominating & Governance Committee, and consult the procedures described below under "Compliance Procedures"**. Individuals wishing to report violations of this policy can make use of the confidential reporting methods provided for in RioCan's Whistleblower Protection Policy.

For the purposes of this Code, the following circumstances shall be deemed to create conflicts of interest; however, please be advised that the following is not to be considered an exhaustive list of circumstances. It is the responsibility of the individual representative or employee to be aware of the potential for a conflict of interest in his or her own situation and to act accordingly in accordance with this Code.

Material Transactions or Agreements

Transactions and agreements in which RioCan Personnel have a material interest should be avoided if it compromises or creates the appearance of compromising one's ability to act in RioCan's best interests. If RioCan Personnel have a material interest in a transaction or agreement, such interest must be disclosed to an immediate supervisor or, in the case of trustees and senior management, to the Nominating & Governance Committee. If deemed appropriate, steps should be taken to limit such persons involvement in the transaction or agreement and, in certain cases, the interest should be publicly disclosed.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationship among business partners. These courtesies may include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, accommodation and other merchandise or services. However, a problem may arise when these courtesies compromise, or appear to compromise, RioCan's ability to make fair and objective business decisions or when they give or appear to give RioCan unfair advantages.

If RioCan Personnel are offered gifts, or are given the opportunity to attend a business or social event and there is a benefit to RioCan in accepting the gift or attending the event, then doing so is acceptable, provided such gifts and invitations are not sufficiently expensive as to create the appearance of impropriety. If, however, a gift or invitation compromises or appears to compromise the independent and objective judgment of RioCan Personnel, it should not be accepted; such gifts or invitations should be politely declined or returned along with an explanation of this policy. Moreover, no gift or entertainment should ever be offered, given, provided, authorized or accepted by any RioCan Personnel unless it is not a cash gift, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff, and does not violate any laws. These guidelines apply at all times and do not change during traditional gift-giving seasons.

RioCan Personnel should not accept, whether directly or indirectly, any loan or guarantee of obligations from RioCan that are solely for their personal benefit.

Outside Employment and Corporate Opportunities

RioCan Personnel owe a duty to RioCan to advance its legitimate interests when the opportunity to do so arises. Outside employment, occupation, consulting or similar activities may present or be perceived to present a conflict of interest. RioCan Personnel must not accept employment, occupation or consulting duties that conflict with their obligations to RioCan. Business opportunities discovered through RioCan belong first and foremost to RioCan. RioCan Personnel are prohibited from taking for themselves personally opportunities that are discovered through the use of Trust property, information or positions without the consent of the Board of Trustees and from using Trust property, information, or position for improper personal gain. RioCan Personnel may not, without the prior consent of RioCan, work for or in any other way assist an organization that directly competes with RioCan. All opportunities related to RioCan's business activities must be brought to the attention of RioCan's senior management and/or the Nominating & Governance Committee, as appropriate, for consideration.

Friends and Relatives

Where personal and business relationships intersect, the relationship must be immediately disclosed to a supervisor or, in the case of a trustee or other senior executive, to the Nominating & Governance Committee, if it compromises or creates the appearance of compromising one's ability to act in RioCan's best interests. In assessing any situation involving the business of RioCan and friends or relatives, always consider the relationship between RioCan and the other organization to which the friend or relative is related, the nature of your responsibilities to RioCan and those of the friend or relative, the access each of you has to your respective

organization's confidential information, and any other factors that appear relevant in the circumstances.

Family members of RioCan Personnel may be hired for employment provided that the family member does not work under the direct supervision of the RioCan Personnel and vice versa. RioCan Personnel must provide notice of any family members being considered for employment.

Personal Investments

RioCan Personnel may invest in entities whose securities are publicly traded on a recognized stock exchange provided their ownership stake in any one entity does not exceed five percent of that entity; investment activities that would result in RioCan Personnel owning more than five percent of an entity must be reported to a supervisor or, in the case of a trustee or senior executive, to the Nominating & Governance Committee, and approved prior to the completion of the transaction. RioCan Personnel should not make any investment in businesses that compete or do business with RioCan without prior approval. Ownership of or investment in any business that compromises or creates the appearance of compromising one's ability to act in RioCan's best interests should be immediately disclosed to a supervisor or, in the case of a trustee or senior executive, to the Nominating & Governance Committee.

Reporting Conflicts of Interest

Potential conflicts of interest should be immediately disclosed to an immediate supervisor. In the case of a trustee or a senior executive, all potential conflicts of interest should be immediately disclosed to the Nominating & Governance Committee. Any RioCan Personnel with the authority to sign any agreement with a third party on behalf of RioCan and who has a potential conflict of interest must obtain a co-signor with similar authority in addition to informing his or her supervisor and, in the case of a trustee or senior executive, the Nominating & Governance Committee. Trustees and senior management that serve on the board of directors or trustees of other entities should disclose this information to the Nominating & Governance Committee. Moreover, if one's service on another board potentially relates to RioCan activities, this fact must be promptly disclosed to the Nominating & Governance Committee.

Confidentiality

RioCan Personnel must maintain the confidentiality of confidential information entrusted to them by RioCan and persons with whom RioCan does business, except when disclosure is authorized by the Board of Trustees or required by law. Confidential information includes all non-public information that might be of use to competitors or harmful to RioCan or the person to whom it relates if disclosed. The obligation to preserve confidential information continues even after RioCan Personnel cease to have a relationship with RioCan.

RioCan Personnel who have access to confidential information are not permitted to use or share that information for securities trading purposes or for any other purpose except the conduct of RioCan's business. Trustees and senior management should be sure to adhere to the Trust's blackout policy that prohibits trading around the time of major announcements, including the issuance of financial results, or material events.

Protection and Proper Use of Trust Assets

All RioCan Personnel should endeavor to protect RioCan's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on RioCan's profitability. Any suspected incident of fraud or theft should be reported immediately to your immediate supervisor for investigation. RioCan equipment should not be used for non-RioCan business, other than incidental personal use.

The obligation of RioCan Personnel to protect RioCan's assets includes RioCan's proprietary information. Proprietary information includes any information that is not known generally to the public or would be helpful to RioCan's competitors. Examples of proprietary information include intellectual property (such as trade secrets, patents, trademarks, and copyrights), business, marketing and service plans, designs, databases, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate RioCan's confidentiality policy and could be illegal and result in civil or criminal penalties.

RioCan assets (such as funds, products or computers) may be used only for legitimate business purposes and may never be used for illegal purposes.

Competition and Fair Dealing

RioCan seeks to excel and to outperform any competitors fairly and honestly through superior performance and not through unethical or illegal business practices. Taking proprietary information without the owner's consent, inducing disclosure of that information by past or present employees of other persons or using that information is prohibited. RioCan Personnel should respect the rights of, and deal fairly with, RioCan's competitors and persons with whom RioCan has a business relationship. No RioCan Personnel should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of proprietary information, misrepresentation of material facts, or any other intentional unfair-dealing practice. Nor should any RioCan Personnel act in a manner that may contravene competition laws.

Discrimination and Harassment

The diversity of RioCan Personnel is a tremendous asset. RioCan is firmly committed to providing each employee with a safe, positive and productive work environment, as well as equal opportunity in all aspects of employment regardless of race, ancestry, religion, place of origin, ethnic origin, colour, citizenship, creed, gender, sexual orientation, age, marital or same-sex partnership status, family status, pregnancy, handicap or record of offences. Discrimination or harassment based on any of the above grounds, or any other prohibited ground as noted in applicable legislation, is not tolerated. RioCan Personnel are encouraged to speak with their supervisor when a co-worker's conduct makes them uncomfortable and to report harassment when it occurs. RioCan is aware of the highly sensitive nature of such complaints and will make every effort to maintain confidentiality to the highest extent possible to ensure the preservation of dignity and privacy of all concerned. RioCan Personnel observing discriminatory or inappropriate behaviour on the part of another employee are obligated to report the conduct to their supervisor or to the Director of Human Resources. In order to maintain the confidentiality of their complaint, RioCan Personnel can make use of the reporting methods provided for in RioCan's Whistleblower Protection Policy. RioCan Personnel who file complaints will not suffer

retaliation, harassment or adverse employment consequences. The Trust's human rights policy is designed to encourage and enable employees to raise concerns and resolve situations internally with privacy and dignity. RioCan is committed to adhering to the Human Rights Code within each province and individuals found to be behaving in violation of this policy will be subject to disciplinary action up to and including termination regardless of position or seniority.

Health and Safety

RioCan strives to provide all RioCan Personnel with a safe and healthy work environment. The Trust reviews its Health and Safety Policy regularly for regulatory compliance and ensures that the Policy is effectively communicated to each employee. All RioCan Personnel are responsible for maintaining a safe workplace by observing and complying with, not only the Policy, but all applicable safety and health regulations and practices and by reporting accidents, injuries and unsafe equipment or conditions to their supervisor or department head. RioCan Personnel are provided with regular emergency training so that any assigned tasks can be performed properly and safely in the event of an accident. Managers and supervisors are held accountable for the health and safety of their employees and must ensure that all accidents and injuries are treated, reported and investigated in a thorough and expeditious manner. RioCan encourages all personnel to make use of their provincial workers compensation boards and commissions as a resource for information and guidance on dealing proactively with health and safety concerns.

It is strictly prohibited for RioCan Personnel to work under the influence of drugs and/or alcohol.

Accuracy of Trust Records and Reporting

All RioCan Personnel with access to RioCan funds must demonstrate the utmost care to handle these funds in accordance with standards and procedures established to help RioCan protect and account for its finances. RioCan requires honest and accurate recording and reporting of information to make responsible business decisions. RioCan's accounting records are relied upon to produce reports for the Trust's management, trustees, unitholders, creditors, governmental agencies and persons with whom RioCan does business. All of RioCan's financial statements and the books, records and accounts on which they are based must appropriately reflect RioCan's activities and conform to applicable legal and accounting requirements and to RioCan's system of internal controls.

All RioCan Personnel have a responsibility, within the scope of their positions, to ensure that RioCan's accounting records do not contain any false or intentionally misleading entries. RioCan does not permit intentional misclassification of transaction as to accounts, departments or accounting records and management overrides. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period. RioCan Personnel are duty-bound to report any violations or suspected violations of the "Accuracy of Trust Records and Reporting" section and are encouraged to talk to their supervisors or the Director of Human Resources when in doubt about the best course of action in a particular situation. Individuals wishing to report a violation on a confidential basis can make use of the reporting methods provided for in RioCan's Whistleblower Protection Policy.

Many RioCan Personnel use business expense accounts, which must be documented and recorded accurately. If RioCan Personnel are not sure whether a certain expense is legitimate, a supervisor can provide advice.

Business records and communications often become public through legal or regulatory proceedings or the media. RioCan Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that can be misunderstood. This requirement applies equally to communications of all kinds, including e-mail, informal notes, internal memos, and formal reports.

Use of E-mail and Internet Services

E-mail and Internet services are provided by RioCan to assist RioCan Personnel in carrying out their work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. RioCan Personnel may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, derogatory remarks based on racial or ethnic characteristics, or any other message that could reasonably be viewed as harassment. Flooding RioCan's system with junk mail hampers the ability of RioCan's system to handle legitimate business and is prohibited.

RioCan Personnel recognize that electronic messages (including voice-mail) and computer information sent, received or created by RioCan Personnel are not "private". Unless prohibited by law, where legitimate, business-related reasons for doing so exist, RioCan reserves the right to access and disclose those messages and information. RioCan Personnel should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others.

Designated Spokespersons

The Trust designates a limited number of spokespersons responsible for communication with the investment community, regulators or the media. The CEO and in his absence, the CFO or the Chief Operating Officer, shall be the official spokespersons for the Trust. Individuals holding these offices may, from time to time, designate others within the Trust to speak on behalf of the Trust as back-ups or to respond to specific inquiries.

Employees who are not authorized spokespersons must not respond under any circumstances to inquiries from the investment community, the media or others, unless specifically asked to do so by an authorized spokesperson. All such inquiries shall be referred to the official spokespersons.

WAIVERS OF THE CODE

Any waiver of this Code for trustees or senior management may be made only by the Nominating & Governance Committee and will be promptly disclosed as required by law.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

RioCan has a strong commitment to conducting business in a lawful and ethical manner. All RioCan Personnel are duty-bound to report any violations or suspected violations of this Code and are encouraged to talk to their supervisor or to the Director of Human Resources when in doubt about the best course of action in a particular situation. Individuals wishing to report a violation on a confidential basis can make use of the reporting methods provided for in RioCan's Whistleblower Protection Policy. It is the policy of RioCan not to allow retaliation for reports of misconduct by others that are made in good faith. It is, at the same time, unacceptable to file a report knowing that it is false. All RioCan Personnel are expected to cooperate with internal investigations of misconduct.

COMPLIANCE PROCEDURES

All RioCan Personnel must work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that RioCan have a way to approach a new question or problem. The core principle is that being open and honest about the possibility of business conduct that could be viewed as improper is the key to avoiding problematic situations; these are the specific steps to keep in mind:

- <u>Make sure you have all the facts.</u> In order to reach the right solutions, we must be as fully informed as possible.

- <u>Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper?</u> This will help you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense - if something seems unethical or improper, it probably is.

- <u>Clarify your responsibility and role.</u> In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

- <u>Discuss the problem with your supervisor or, in the case of trustees and senior management, inform the Nominating & Governance Committee.</u> This is the basic guidance for all situations. In many cases, your supervisor or the Nominating & Governance Committee will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor's and the Nominating & Governance Committee's responsibility to help solve problems.

- <u>You may report ethical violations in confidence and without fear of retaliation.</u> If your situation requires that your identity be kept secret, your anonymity will be protected. <u>Every effort will be made</u> to keep reports of violations or suspected violations confidential to the extent possible, consistent with the need to comply

with all applicable laws. RioCan does not permit retaliation of any kind against employees for good faith reports of ethical violations.

- Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

REMEDIES

Senior management or, as applicable, the Nominating & Governance Committee have the discretion to take the necessary steps to remedy situations involving potential or actual violations of this Code. Such steps include, but are not limited to, giving special instructions to RioCan Personnel on how to proceed, limiting the responsibilities of RioCan Personnel on particular matters and reassigning RioCan Personnel to other matters. Upon receiving notice that a trustee or member of senior management has or potentially could become involved in a problematic situation, the Nominating & Governance Committee shall make a recommendation in accordance with this Code to the Board of Trustees on how to proceed.

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